Exhibit 99.1

Disposal of Treasury Stocks as Employee Award

On January 19, 2018, the Executive Management Committee of POSCO has resolved the plan on the disposal of the treasury stocks as follows:

☐	Purpose: Continuous Services Award

☐	Category and Number of Shares to be Disposed: Common Shares – 70 Shares

☐	Disposal Method: Over-The-Counter Trading

☐	Disposal Period: January 22, 2018 ~ January 26, 2018 (5 Business Days)

☐	Security Brokerage Firm: None

  The Agenda ‘Disposal of Treasury Stocks as Employee Award’ was approved at the Board of Directors’ Meeting held on 7 February 2013, where the responsibility of the disposal of the treasury stocks was delegated to the Executive Management Committee